UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response 14.5

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___________)

BrandPartners Group Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

10531R107

(CUSIP Number)

Christopher J. Rupright, Esq.
Shartsis Friese LLP
One Maritime Plaza, 18th Floor
San Francisco, CA 94111
415-421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 3, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Stadium Capital Management, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 3,995,655
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 3,995,655

11. Aggregate Amount Beneficially Owned by Each Reporting Person 3,995,655

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 11.4%

14. Type of Reporting Person (See Instructions)

OO, IA

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Bradley R. Kent

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 3,995,655
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 3,995,655

11. Aggregate Amount Beneficially Owned by Each Reporting Person 3,995,655

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 11.4%

14. Type of Reporting Person (See Instructions)

IN

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Alexander M. Seaver

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 3,995,655
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 3,995,655

11. Aggregate Amount Beneficially Owned by Each Reporting Person 3,995,655

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 11.4%

14. Type of Reporting Person (See Instructions)

IN

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Stadium Capital Partners, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ______
(b) XX

3. SEC Use Only

4. Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 3,286,423
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 3,286,423

11. Aggregate Amount Beneficially Owned by Each Reporting Person 3,286,423

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 9.4%

14. Type of Reporting Person (See Instructions)

PN

Item 1. Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of BrandPartners Group Inc. (the "Issuer"). The principal executive office of the Issuer is located at 10 Main St., Rochester, NH 03839.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) Stadium Capital Management, LLC, a Delaware limited liability company ("SCM"),
Alexander M. Seaver ("Seaver")
Bradley R. Kent ("Kent")
Stadium Capital Partners, L.P. a California limited partnership ("SCP"),
(collectively, the "Filers").

SCP is filing this statement jointly with the other Filers, but not as a member of a group and expressly disclaims membership in a group.

(b) The business address of the Filers is
19785 Village Office Court, Suite 101, Bend, OR 97702.

(c) Present principal occupation or employment of the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:
SCP is an investment limited partnership, of which SCM is the general partner and the investment adviser. Seaver and Kent are the managers of SCM.

(d) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 4 of the cover sheet for each Filer.

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:
Purchaser	Source of Funds	Amount
SCM	Funds under Management	$281,915.10
SCP	Working Capital	$231,586.54

Item 4. Purpose of Transaction

The Filers have been and may continue to be in contact with the Issuer's management, members of the Issuer's Board of Directors, other significant shareholders, potential transaction and operating partners and others regarding alternatives to improve the Issuer's operating performance, address the financing challenges currently facing the Issuer and potentially seek a change in the composition of the Board of Directors and the executive leadership team of the Issuer.

Depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Board of Directors, price levels of the Stock, other investment opportunities available to the Filers, conditions in the securities market and general economic and industry conditions, the Filers may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional Stock or selling some or all of their Stock, engaging in short selling of or any hedging or similar transactions with respect to the Stock and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer's cover page.

The Filers effected the following transactions in the Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Stock by the Filers since November 4, 2007:
Name	Purchase or Sale	Date	Number of Shares	Price Per Share
SCM	P	12/07/2007	17491	0.0339
SCP	P	12/07/2007	81009	0.0339
SCM	P	12/11/2007	3549	0.045
SCP	P	12/11/2007	16451	0.045
SCM	P	12/13/2007	2932	0.0497
SCP	P	12/13/2007	13568	0.0497
SCM	P	12/14/2007	1529	0.05
SCP	P	12/14/2007	7071	0.05
SCM	P	12/17/2007	3557	0.0463
SCP	P	12/17/2007	16443	0.0463
SCM	P	12/18/2007	2669	0.058
SCM	P	12/18/2007	15658	0.0589
SCP	P	12/18/2007	72342	0.0589
SCP	P	12/18/2007	12331	0.058
SCM	P	12/19/2007	58545	0.0564
SCM	P	12/19/2007	1779	0.055
SCP	P	12/19/2007	270455	0.0564
SCP	P	12/19/2007	8221	0.055
SCM	P	12/20/2007	10673	0.064
SCP	P	12/20/2007	49327	0.064
SCM	P	12/21/2007	14675	0.0585
SCP	P	12/21/2007	67825	0.0585
SCM	P	12/24/2007	8895	0.05
SCP	P	12/24/2007	41105	0.05
SCM	P	12/26/2007	387779	0.06
SCP	P	12/26/2007	1792221	0.06
SCM	P	12/27/2007	26683	0.074
SCP	P	12/27/2007	123317	0.074
SCM	P	12/28/2007	4451	0.068
SCP	P	12/28/2007	20549	0.068
SCM	P	01/02/2008	9087	0.0716
SCP	P	01/02/2008	41913	0.0716

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

SCM is the general partner of its clients pursuant to limited partnership agreements providing to SCM the authority, among other things, to invest the funds of such clients in Stock, to vote and dispose of Stock and to file this statement on behalf of such clients. Pursuant to such limited partnership agreements, the general partner of such clients is entitled to allocations based on assets under management and realized and unrealized gains.

Item 7. Material to Be Filed as Exhibits

Exhibit A -- Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2008
STADIUM CAPITAL MANAGEMENT, LLC By: Bradley R. Kent, Manager	Alexander M. Seaver Bradley R. Kent
STADIUM CAPITAL PARTNERS, L.P. By: Stadium Capital Management, LLC By: Bradley R Kent, Manager

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of BrandPartners Group, Inc.. For that purpose, the undersigned hereby constitute and appoint Stadium Capital Management, LLC, a Delaware corporation, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: January 3, 2008
STADIUM CAPITAL MANAGEMENT, LLC By: Bradley R. Kent, Manager	Alexander M. Seaver Bradley R. Kent
STADIUM CAPITAL PARTNERS, L.P. By: Stadium Capital Management, LLC By: Bradley R Kent, Manager

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